51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Tower One Wireless Corp. (the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2  Date of Material Change

September 11, 2019

Item 3  News Release

The news release dated September 11, 2019 was disseminated via Globe NewsWire.

Item 4  Summary of Material Change

The Company announced the financial results for the quarter ended June 30, 2019 and provides an update on its business progress.

Item 5  Full Description of Material Change

The Company announced the financial results for the quarter ended June 30, 2019 and provides an update on its business progress.

Q2-2019 progress snapshot:

•	During the second quarter of 2019, the Company had its best quarter to date with 40 towers completed.
•	The Company completed the sale of 22 towers in Colombia, as previously announced on April 4, 2019.
•	The tower lease revenue for the month of June of 2019 totalled $64,915, a $22,577 increase or 53%, as compared to the month of March of 2019.
•
The Tower Lease Normalized Revenue, which includes revenue for towers that had been finished which have not yet been activated totalled $87,788, an increase of $22,873 compared to the tower lease revenue for the month of June 2019.

The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7  Omitted Information

None

Item 8  Executive Officer

Santiago Rossi, Chief Financial Officer
Telephone: 1-917-546-3016

Item 9  Date of Report

September 16, 2019